

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 8, 2010

Via Facsimile and U.S. Mail

Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> **Re:** **United Microelectronics Corporation**
> **Form 20-F for the year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 1-15128**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Note 35 – US GAAP Reconciliation, page F-73

(13) – Inventory, page F-90

1.   We note from your disclosures on pages F-8 and F-24 that for purposes of R.O.C GAAP you recognized a gain of NT$2,414,592 for the recovery in market value of your inventory.   Please address the following:

- Explain to us how your inventory accounting for U.S. GAAP purposes complies with SAB Topic 5.BB.
- Quantify the amount of inventory that was written up during the year which was still recorded on your December 31, 2009 balance sheet. Explain how you treated this inventory for U.S. GAAP purposes at December 31, 2009.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief